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                             August 31, 2022

       Kirk P. Taylor
       Chief Financial Officer
       American Resources Corporation
       12115 Visionary Way
       Fishers, IN 46038

                                                        Re: American Resources
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Form 8-K filed on
August 15, 2022
                                                            File No. 001-38816

       Dear Mr. Taylor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Overview, page 4

   1. We note your reference to Industry Guide 7 in this section and elsewhere in your filing.
                                                        Industry Guide 7 is no
longer valid and mining property disclosure should conform to the requirements of Items
1300 through 1305 of Regulation S-K. Please revise your filing to conform to these Items
and remove references to Industry Guide 7.
       McCoy Elkhorn Coal LLC, page 5

   2. We have reviewed your filing and your summary disclosure of your mining properties, beginning in this
section. Please revise your filing to conform to the summary disclosure requirements of Item
1303 of Regulation S-K.
 Kirk P. Taylor
FirstName  LastNameKirk P. Taylor
American Resources Corporation
Comapany
August  31, NameAmerican
            2022         Resources Corporation
August
Page 2 31, 2022 Page 2
FirstName LastName
Perry County Resources LLC, page 12

3. We note two of your properties are active and provide revenues. Please modify your filing and state whether any of your mining operations are material to your company or not. For you material properties, please provide the individual property disclosure as required by Item 1304 of Regulation S-K.
Mine Safety Disclosures, page 24

4. Our review found that Exhibit 95.1 was not filed with your filing. Please add this exhibit to your amended filing.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

5. You disclose that for the year ended December 31, 2021, you sold 60,512 tons to steel making end users with a realized sales price of $75.39, as compared with 6,569 tons sold with a realized sales price of $59.09. Please expand your discussion to describe the significant components of consolidated revenue or expenses as well as changes in
         trends that would be material to an investor   s understanding of your
results of operations.
          We refer you to Item 303(b)(2) of Regulation S-K. For example, to the extent material please disclose how year-over-year changes in operating results were impacted by the following:
             Explain the extent of contribution that each mine has had on total coal sales, describing the underlying reasons for changes in prices and volumes. For example, we note in 2021 that the Carnegie 1 mine produced approximately 7,889.63 tons and sold coal at an average of $138 per ton and the E4-2 mine produced approximately
              79,546.75 tons and sold coal at an average price of $83.17. In 2020 Carnegie 1 produced 0 tons and E4-2 produced approximately 1,200 tons and sold coal at an average price of $52.30.
             Include a discussion that discloses the mines that have not contributed during this period of additional demand following COVID-19 and the reasons these mines have not experienced a corresponding increase in the demand for coal. For example, we note that you disclosed on pages 7 and 9 that the Wayland Surface Mine and Access
              Energy Mine were idled due to the Company   s focus on the
metallurgical and
              industrial markets.
             Development expenses increased to $18,098,670 in 20201, up from $3,998,885 in
              2020. Please identify the component costs and explain the reasons that caused the material year-over-year increase as well as the change in the amount of development expense in proportion to coal sales.
Liquidity and Capital Resources, page 33

6. Please expand your discussion of liquidity and capital resources to address your liquidity requirements, including a discussion of your sources and uses of cash and your short term
 Kirk P. Taylor
FirstName  LastNameKirk P. Taylor
American Resources Corporation
Comapany
August  31, NameAmerican
            2022         Resources Corporation
August
Page 3 31, 2022 Page 3
FirstName LastName
         and long term plans to fund your operational and capital needs to meet your cash requirements. Please also discuss your plans to resolve loan amounts that in default and any impacts it may have on your liquidity. Refer to Item 303(b)(1) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page F-6

7. We refer to your disclosures on page F-7 about the $2,500,000 invested in American
         Opportunity Venture, LLC, American Opportunity Venture II, LLC, and Novusterra, Inc.
         We note that you apply the equity method of accounting to each of these investments.
         Please tell us the results of your assessment of the significance of the individual or any combination of investments and the requirement to provide summarized financial information in your financial statement footnotes under ASC 323-10-50-3(c) and Rule 8-
         03 of Regulation S-X. Please note that Rule 8-03 of Regulation S-X applies to both annual and interim financial statements.
Note 2 - Property and Equipment, page F-14

8. You disclose that since 2019 the Company has not mined or sold coal into thermal coal markets and all production and future investment will be for the mining of metallurgical coal. We note that you disclose that certain long-lived assets of Wayland and ERC
         Mining Indiana were impaired because they were exclusively used in the thermal coal market and the Access Energy Mine is idled and not expected to produce again due to the continued focus on the metallurgical and industrial markets. Please identify any other long-lived assets related to the thermal coal market that have not been fully impaired as of the balance sheet date. If so, please tell us how you determined the carrying values for these long-lived assets were recoverable including how you determined the future net undiscounted flows expected to be generated by the related assets to determine their recoverability.
Note 4 - Notes Payable, page F-15

9. We note that a number of your financing and loan agreements at Note 4 no longer carry balances as of 12/31/21. Please expand your disclosure to indicate how these debts were settled.
Form 8-K filed August 15, 2022

Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP, page 8

10. We note you disclose Adjusted EBITDA as a non-GAAP financial performance measure.
         Expand your disclosure to explain how management uses this measure and why you believe it provides useful information to investors regarding your performance pursuant to
         Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
 Kirk P. Taylor
American Resources Corporation
August 31, 2022
Page 4
11. We note your reconciliation of the non-GAAP measure Adjusted EBITDA includes an adjustment for development costs which appear to be normal recurring cash operating expenses necessary to operate your business. Please tell us why you believe this adjustment is permitted under Item 10(e) of Regulation S-K and your considerations of Question 100.01 of the Compliance and Disclosure Interpretations on
         Non-GAAP Measures in forming your view.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting
Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mine Engineer, at
(202) 551-
3718 with any questions regarding the mining comments.



FirstName LastNameKirk P. Taylor                            Sincerely,
Comapany NameAmerican Resources Corporation
                                                            Division of
Corporation Finance
August 31, 2022 Page 4                                      Office of Energy &
Transportation
FirstName LastName